UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 1, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated September 1, 2025.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated September 1, 2025.

Exhibit 3	Press Release entitled “Transaction in own shares” dated September 2, 2025.

Exhibit 4	Press Release entitled “Transaction in own shares” dated September 3, 2025.

Exhibit 5	Press Release entitled “Transaction in own shares” dated September 4, 2025.

Exhibit 6
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated September 4, 2025.

Exhibit 7	Press Release entitled “Transaction in own shares” dated September 5, 2025.

Exhibit 8	Press Release entitled “Transaction in own shares” dated September 8, 2025.

Exhibit 9	Press Release entitled “Transaction in own shares” dated September 9, 2025.

Exhibit 10	Press Release entitled “Transaction in own shares” dated September 10, 2025.

Exhibit 11	Press Release entitled “Transaction in own shares” dated September 11, 2025.

Exhibit 12	Press Release entitled “British American Tobacco p.l.c. (“BAT” or the “Company”) – BAT Announces Management Board Changes” dated September 11, 2025.

Exhibit 13	Press Release entitled “Transaction in own shares” dated September 12, 2025.

Exhibit 14	Press Release entitled “Transaction in own shares” dated September 16, 2025.

Exhibit 15	Press Release entitled “Transaction in own shares” dated September 17, 2025.

Exhibit 16	Press Release entitled “Transaction in own shares” dated September 18, 2025.

Exhibit 17	Press Release entitled “Transaction in own shares” dated September 19, 2025.

Exhibit 18	Press Release entitled “British American Tobacco Announces Pricing of $750,000,000 Notes Offering” dated September 19, 2025.

Exhibit 19
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Quarterly Dividends for the year ended 31 December 2024: Payment No. 3 - November 2025 (the “November 2025 Dividend”) South Africa Branch Register Finalisation Information” dated September 22, 2025.

Exhibit 20	Press Release entitled “Transaction in own shares” dated September 22, 2025.

Exhibit 21	Press Release entitled “Transaction in own shares” dated September 23, 2025.

Exhibit 22	Press Release entitled “Transaction in own shares” dated September 24, 2025.

Exhibit 23	Press Release entitled “Transaction in own shares” dated September 25, 2025.

Exhibit 24	Press Release entitled “Transaction in own shares” dated September 26, 2025.

Exhibit 25	Press Release entitled “Transaction in own shares” dated September 29, 2025.

Exhibit 26	Press Release entitled “Transaction in own shares” dated September 30, 2025.

Exhibit 27	Press Release entitled “British American Tobacco p.l.c. – TR1: Notification of Major Holdings” dated September 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Nancy Jiang
	Name:	Nancy Jiang
	Title:	Senior Assistant Company Secretary

Date:  October 1, 2025